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                 U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

 [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form N-SAR

For Period Ended: September 30, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION
------------------------------

     Full name of Registrant:          Unified Financial Services, Inc.
     Former Name:                      Unified Holdings, Inc.
     Commission File Number:           0-22629
     IRS Employer Identification No.:  43-1797759

     429-431 North Pennsylvania Street
     Address of Principal Executive Office (Street and Number)

     Indianapolis, Indiana  46204-1873
     City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)
--------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

   [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [x] (b) The subject report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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   [x]  (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-QSB or portion thereof could not be filed within the prescribed time period.

On August 21, 1998, Unified Financial Services, Inc. (the "Company") acquired Fiduciary Counsel, Inc. and EMCO Estate Management Company, Inc. In addition, on October 16, 1998, the Company entered into agreements to acquire Equity Underwriting Group, Inc., Commonwealth Premium Finance Corporation, Commonwealth Investment Services, Inc., AmeriPrime Financial Services, Inc. and Strategic Fund Services, Inc.

Despite the Company's diligent efforts, completion of the Form 10-QSB has been delayed due to the substantial amount of time that has been devoted to the Company's recent acquisitions and the unanticipated difficulties in incorporating the financial information of the target companies into the Company's financial statements.

PART IV--OTHER INFORMATION
--------------------------

   (1) Name and telephone number of person to contact in regard to this notification:


        Timothy L. Ashburn       (317)           534-3301
              (Name)          (Area Code)   (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                     [X] Yes     [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [X] Yes     [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The Company anticipates that the consolidated statements of income for the three months ended September 30, 1998 will report net income of $256,126, reflecting an increase of $121,241 over net income reported for the three months ended September 30, 1997. The increase in net income for the three months ended September 30, 1998 is attributable to the increased revenues associated with increased assets under management.



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              UNIFIED FINANCIAL SERVICES, INC.
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 16, 1998     By: /s/ Timothy L. Ashburn
                                 --------------------------------
                                 Timothy L. Ashburn, Chairman,
                                 President and
                                 Chief Executive Officer











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